UBS Financial Services Inc.

Consolidated Statement of Financial Condition
December 31, 2018
(Amounts in Thousands of Dollars)

Assets

Cash and cash equivalents	$	1,380,236
Cash and securities segregated and on deposit for federal and other regulations		2,611,440
Collateralized agreements:		
Securities purchased under agreements to resell		842,665
Securities borrowed		670,461
Receivables:		
Clients (net of allowance for doubtful accounts of $630)		271,610
Brokers, dealers and clearing organizations		1,709,264
Dividends and interest		18,820
Fees and other		278,942
Financial instruments owned, at fair value		611,409
Financial instruments owned, pledged as collateral, at fair value		109,685
Financial assets designated at fair value		4,383,465
Receivables from affiliated companies		55,189
Office equipment and leasehold improvements (net of accumulated depreciation and amortization of $851,005)		812,882
Goodwill and intangibles		555,220
Deferred tax asset		1,641,550
Other assets		447,354
Total assets	$	16,400,192

Liabilities and stockholder's equity

Collateralized agreements:		
Securities sold under agreements to repurchase		277,946
Securities loaned		218,984
Payables:		
Clients		1,071,860
Brokers, dealers and clearing organizations		136,856
Dividends and interest		14,415
Financial instruments sold, not yet purchased, at fair value		57,848
Financial liabilities designated at fair value		4,471,317
Accrued compensation and benefits		2,035,588
Payables to affiliated companies		1,539,359
Income taxes payable		42,820
Other liabilities and accrued expenses		1,351,436
		11,218,429
Subordinated liabilities		2,200,000
Stockholder's equity		2,981,763
Total liabilities and stockholder's equity	$	16,400,192

See notes to consolidated statement of financial Condition.